Exhibit 99.(a)(1)(G)

To:	Pharmion Managers, Directors, Vice Presidents
From:	Steven N. Dupont, General Counsel
Subject:	Option Exchange Program
Date:	April 19, 2006
      As you know, our Board of Directors has authorized the Company to implement the Option Exchange Program, by which those stock options granted before April 1, 2005 with an exercise price of $21.00 or above will be eligible to be exchanged for a lesser number of new options granted at fair market value. In order to keep employees informed, additional information has been sent to the eligible employees today.
      As managers/ directors/ vice presidents, you may receive questions from employees concerning the Option Exchange Program. Because there are strict U.S. Securities and Exchange Commission regulations governing communications for the Option Exchange Program, you should not provide any information or assistance. Instead, please refer employees to the documents which were sent to all eligible employees, or have them call Bridget Gippe (at 720-564-9149 for U.S. employees) or Tennille Wood (at +44 1753 240902 for employees outside of the U.S.) or send an e-mail to stockoptionexchange@pharmion.com for assistance.
      Thank you for your assistance in this important matter.